SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43

BOARD OF TRADE (NIRE) NO. 33.3.0026068-4

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Held on November 9, 2010, at 10:30 a.m.

(Drafted as a summary, pursuant to Paragraph 1 of Art. 130 of the Law No. 6,404/76)

1. Date, time and place: On November 9, 2010, at 10:30, at Rua General Polidoro, No. 99, 5th floor, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro.

2. Agenda: (i) Issuance of non-convertible single series subordinated debentures for private placement in the amount of up to R$500,000,000.00 (five hundred million reais); (ii) Delegation of powers to the Company’s Board of Directors for decisions in connection with certain conditions for such issuance, pursuant to Paragraph 1 of article 59 of Law No. 6,040/76; and; (iii) Authorization to the Company’s Board of Executive Officers for implementation of all the necessary measures to carry out such private issuance of single series debentures.

3. Call Notice: Pursuant to Article 124 of the Law No. 6,404/76, the call notice was published in the Diário Oficial do Estado do Rio de Janeiro, on 10/6/2010 (p. 5), 10/7/2010 (p. 6) and 10/8/2010 (p. 8) and in the Valor Econômico, on 10/6/2010 (p. C9), 10/7/2010 (p. C7) and 10/8/2010 (p. D7).

4. Attendance: Company’s shareholders representing 79.80% of the voting shares, according to signatures in the shareholders Attendance Book, as well as Allan Kardec de Melo Ferreira, member of the Fiscal Council, and Marcella Morand Paixão Abdelhay, Daniella Geszikter Ventura and Andrea Gerlach Lima de Alencar.

5. Chair: President, Daniella Geszikter Ventura, and Secretary, Andrea Gerlach Lima de Alencar.

This page is an integral part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on November 9, 2010 at 10:30 a.m.	1

6. Decisions: Marcella Morand Paixão Abdelhay made a brief presentation with clarifications regarding the number, face value per unit, payment of interest, frequency of payment and maturity included in the proposal by the management filed with the IPE. According to the proposal by the management resubmitted to the IPE, the attending shareholders decided to:

6.1.	Approve, by majority vote, the private issuance of unsecured single debentures of Brasil Telecom S.A., not convertible into shares, registered, in book entry form (“Debentures”), for corporate purposes, including payment of short-term debt, with characteristics and main conditions set forth and governed by the Debentures deed of issuance (“Deed of Issuance”): (i) Series: Single series; (ii) Total amount of the Issuance: up to R$500,000,000.00 (five hundred million reais); (iii) Number: 50 (fifty) debentures; (iv) Face Value per Unit: R$10,000,000.00 (ten million reais); (v) Type: Subordinated and unsecured; (vi) Placement: private; (vii) Form: registered and issued in book-entry form, without issuance of certificates; (viii) Issuance Date: For legal purposes, the issue date of the Debentures will be November 10, 2010; (ix) Term and Maturity: the issuance will mature on June 10, 2022. However, certain events under the Deed of Issuance may cause acceleration; (x) Payment of Face Amount: on the maturity date of the Debentures; (xi) Payment: (i) the face value per unit of the Debentures will not be updated; and (ii) interest on the face value per unit of Debentures will accrue at 103% of the DI over extragrupo rate, which is the accumulated variation of the average daily interbank deposits rate, expressed as a percentage, calculated and disclosed on a daily basis by CETIP, in the daily report available on its website (http://www.cetip.com.br) (“DI Rate”). Interest will accrue from the date of issuance and will be payable semiannually, on May 10 and November 10 (or on a subsequent business day, as the case may be) of each year, from May 10, 2011 to May 10, 2022. The last interest payment will be made on June 10, 2022, the maturity date; (xii) Form of Payment: Due at subscription, in national currency, of the face value plus interest, calculated pro rata temporis from the date of issuance to the date of payment; (xiii) Early Redemption: Partial or total, at any time, at the exclusive choice of the Company, through payment of the face value of the Debentures, increased by interest, calculated from the date of issuance until the effective date of payment, without any additional premium.

6.2.	Approve, by majority vote, the delegation of powers to the Board of Directors of the Company to decide on or change the conditions of said issuance, to which the second part (items VI to VIII) of paragraph 1 of article 59 of the Brazilian Corporate Law refers;

6.3.	Approve, by majority vote, the delegation of powers to the Executive Board of the Company to implement any and all necessary acts to effect the deliberations above, including, to contract services and execute contracts at terms and conditions that they determine to be in the interest of the Company, remaining, from now, ratified all of the acts committed to date by the Executive Board of the Company for such purposes.

This page is an integral part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on November 9, 2010 at 10:30 a.m.	2

7. Closing: With nothing further to deliberate, the Chair concluded the Extraordinary Meeting, ordering the drafting of said minutes, in summary form, pursuant to article 130, paragraph 1, of the Brazilian Corporate Law. The minutes were read, agreed to and signed by all shareholders present, having been authorized without publication of the signatures of the shareholders present, as per article 130, paragraph 2 of Law No. 6,404/76. Rio de Janeiro, November 9, 2010. (/s/ Allan Kardec de Melo Ferreira – Fiscal Council Representative; Daniella Geszikter Ventura – President of the Meeting; shareholders: Coari Participações S.A.; Public Employees Retirement Association of New Mexico; Retail Employees Superannuation PTY Limited; The Boeing Company Employee Retirement Plans Master Trust; The Public Education Employee Retirement System of Missouri; The Public School Retirement System of Missouri; Employees Retirement Plan of Brooklyn Union GAS; State of California Public Employees Retirement System; Russel Investment Company PLC; West Virginia Investment Management Board; Central State Southeast and Southwest Areas Pension Fund; Teacher Retirement System of Texas; Southern CA ED CO NUCL FAC QL CPUC DCM M T FOR SAN ON AND PALO Verde NUC GEN ST; University Of Washington; Kaiser Permanente Retirement Plan; AT&T Union Welfare Benefit Trust; Abu Dhabi Retirement Pensions and Benefits Fund; Macquarie Investment Management LMTD AS RSP ENT For Arrowstreet Emerging MKTS Fund; Macquarie Investment Management LMTD AS RSP ENT For Arrowstreet Global Equity FD; The Texas Education Agency; The Future Fund Board of Guardians; PPL Services Corporation Master Trust; Fidelity Fixed-Income Trust: FID SER Global Ex US Index Fund

Rio de Janeiro, November 9, 2010.

Andrea Gerlach Lima de Alencar

Secretary

This page is an integral part of the Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A., held on November 9, 2010 at 10:30 a.m.	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer